SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

N.I.R.E. 29300006939

Publicly-Held Company

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON MAY 22, 2019

Dear Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem”) submits this management proposal (“Proposal”) related to the Extraordinary General Meeting of Braskem to be held on May 22, 2019 (“Meeting”), in accordance with the provisions of the Brazilian Securities Commission (“CVM”) Ruling No. 481, of December 17, 2009, as amended (“CVM Normative Ruling No. 481”). Considering the Company’s interest, the Management presents the following information with regard to the matters included in the agenda for the aforementioned Meeting:

1.               Resolve on the ratification of the appointment of an alternate member for the position of effective member, the replacement of 2 effective members and 1 alternate member, all of them members of the Company’s Board of Directors, appointed by the controlling shareholder, for the remaining term of office, which shall end by the Annual General Meeting which will resolve on the Company’s financial statements of the fiscal year to be ended on December 31, 2019.

The Company’s Management proposes that the shareholders resolve on the change of the Company’s Board of Directors due to: (i) ratification of the appointment of Mr. Mauro Motta Figueira, current alternate member of the Board of Directors, for the position of effective member of the Company’s Board of Directors previously held by Mr. Luiz de Mendonça, under article 23 of the Company’s Bylaws, and the appointment of Mr. José Marcelo Lima Pontes as the new alternate member; and (ii) appointment of Mr. Roberto Lopes Pontes Simões and Mr. Roberto Faldini, replacing Rodrigo José de Pontes S. M. Salles and Carla Gouveia Barreto, respectively, as effective members of the Company’s Board of Directors, all of them appointed by the controlling shareholder for the remaining term of office, which shall end by the Annual General Meeting which will resolve on the company’s financial statements regarding the year to be ended on December 31, 2019.

Exhibit I of this Proposal lists and presents information on the candidates appointed by the controlling shareholder, as per article 10, item I, of CVM Normative Ruling 481.

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Shareholders’ Representation:

The participation of the shareholders in the Meeting may be in person or by a proxy duly appointed. Detailed guidelines regarding the documentation required for the representation are set forth in this Proposal, in the Call Notice for the Meeting disclosed on this date and in item 12.2 of the Company's Reference Form. We describe below additional information on the participation in the Meeting:

•                 In person or by Printed Power of Attorney: with a view to expediting the works of the Meeting, the Company's Management requests that the Shareholders file with the Company, at the offices located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, 72 hours prior to the date scheduled for the Meeting, the following documents: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of the shares within eight (8) days prior to the date scheduled for the Meeting; (ii) proxy, duly compliant with the law, in case of representation of the shareholder, with grantor’s signature certified by a notary public, notarization, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board election if the shareholder is a legal entity; and/or (iii) with respect to shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. Shareholders or their legal representatives shall attend the Meeting in possession of the proper identification documents.

However, it is worth stressing that, under paragraph 2 of article 5 of CVM Normative Ruling No. 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

There shall be no remote voting under CVM Normative Ruling No. 481 for the purpose of the Meeting.

The Company shall not accept powers of attorney granted by shareholders through electronic means.

Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

***

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EXHIBIT	PAGE
EXHIBIT I – Appointment of administrators to replace the positions of effective and alternate members of the Board of Directors of the Company, according to information provided in items 12.5 to 12.10 of the Reference Form, under the terms of article 10, item I, of CVM Normative Ruling No. 481.	4

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BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

N.I.R.E. 29300006939

Publicly-Held Company

EXHIBIT I

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON MAY 22, 2019

Appointment of administrators to occupy the positions of effective and alternate members of the Company’s Board of Directors, according to information presented in items 12.5 to 12.10 of the Reference Form, pursuant to article 10, item I, of CVM Normative Ruling No. 481.

12.5 / 12.6 – Composition and professional experience of the management and fiscal board

CANDIDATES TO THE BOARD OF DIRECTORS
Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Register (CPF)	Profession	Elective position indicated	Date of investiture	Indicated by the controller	Meetings attendance percentage (%)
Other positions and offices held at the Company
MAURO MOTTA FIGUEIRA	03/13/1970	Belongs only to the Board of Directors	05/22/2019	Until AUG 2020	Appointment is for the 1st term of office
115.134.858-90	Production Engineer	Board of Directors (Effective)	05/22/2019	Yes	-
No other positions or offices held at the Company.

ROBERTO LOPES PONTES SIMÕES	11/10/1956	Belongs only to the Board of Directors	05/22/2019	Until AUG 2020	Appointment is for the 1st term of office
141.330.245-91	Mechanical Engineer	Board of Directors (Effective)	05/22/2019	Yes	-
No other positions or offices held at the Company.

Roberto Faldini	9/6/1948	Belongs only to the Board of Directors	05/22/2019	Until AUG 2020	Appointment is for the 1st term of office
070.206.438-68	Business Administrator	Board of Directors (Effective)	05/22/2019	Yes	-
No other positions or offices held at the Company.

JOSÉ MARCELO LIMA PONTES	03/31/1947	Belongs only to the Board of Directors	5/22/2019	Until AUG 2020	Appointment is for the 1st term of office
016.121.743-53	Journalist	Board of Directors (Alternate)	05/22/2019	Yes	-
No other positions or offices held at the Company.

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Professional experience / Declaration of possible convictions / Independence Criteria

MAURO MOTTA FIGUEIRA - 115.134.858-90

Mr. Mauro Figueira is appointed for the position of effective member of the Company’s Board of Directors, as a nominee of Odebrecht S.A.. Mauro Figueira is currently the Investments Officer of Odebrecht S.A. Previously, he was a trainee at Citibank and strategic planning manager at OPP Petroquímica, until 2002; senior consultant at the management consultancy company A.T. Kearney from 2004 to 2006, marketing controller at Johnson & Johnson from 2006 to 2008 and senior manager at the strategic consultancy company Monitor Group, from 2008 to 2010. Mr. Figueira holds a degree in production engineering from the University of São Paulo and has a MBA from the Darden School of Business. The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in administrative proceedings of the CVM; and (c) any adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Director declares he is not a politically exposed person, under CVM Normative Ruling No. 301/99, and does not hold a position in a third-sector organization.

ROBERTO LOPES PONTES SIMÕES – 141.330.245-91

Mr. Roberto Simões is appointed for the position of effective member of the Company’s Board of Directors as a nominee of Odebrecht. Roberto Simões has acted as chairman or member of the Board of Directors of large companies, such as: Odebrecht Engenharia e Construção, Consorcio Baia de Sepetiba, Itaguaí Construções Navais, Petroquímica Paulínia, Ipiranga Química, Ipiranga Petroquímica, Refinaria Ipiranga, COPESUL, Petroflex and CETREL. He is, currently, the CEO of Ocyan, where he started to work in 2012. From 2010 to 2012, he was CEO of Odebrecht Defesa e Tecnologia. From 2008 to 2010 he was the president of Santo Antonio Energia. At Braskem he held the position of Executive Vice President, from 2004 to 2008. From 2000 to 2004 he held the position of COO and, subsequently CEO of iG-Internet Group. He was the president of Opportrans Concessão Metroviária - Metro Rio, from 1999 to 2000. His career at Odebrecht Organization has begun in 1994, as Tenenge and CNO Agreements Officer, holding such position as of 1999. Mr. Lopes holds a degree in Mechanical Engineering from Universidade Federal da Bahia (UFBA) in 1978. He also attended the Petrochemical Projects and Maintenance Engineering Course - Cemant (a cooperation between Petrobras and UFBA). He is a member of Obras Sociais de Irmã Dulce [Charitable Works Foundation of Sister Dulce]. The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in administrative proceedings of the CVM; and (c) any adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Director declares he is not a politically exposed person, pursuant to CVM Normative Ruling No. 301/99.

ROBERTO FALDINI – 070.206.438-68

Mr. Faldini is appointed for the position of effective member of the Company’s Board of Director as a nominee of Odebrecht. He holds a degree in Business Administrator from Getulio Vargas Foundation (1972). He, also, holds specialization degrees in (i) Advanced Management from Dom Cabral Foundation and INSEAD (1991); (ii) Entrepreneurship from Babson College (2004) and (iii) Corporate Governance (IFC and IBGC - 2009, 2011, 2013 and 2016). Mr. Faldini is president and partner of Faldini Estratégia Empresarial and CEO of MBF, Administração e Serviços. He is currently holding the position of Chairman of the Board of Metalúrgica Golin S.A., and he is a member of the Boards of Vulcabrás/Azaleia, Marfrig General Foods, CHP Group (Celulose Irani and Cia. Habitasul) and Odebrecht S.A.. He is a volunteer member of the Board of Trustees of Dorina Nowill

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Foundation for Blind People and Crespi Prado Foundation. He is an officer of Ema Gordon Klabin Cultural Foundation. Roberto Faldini is an invited professor from Dom Cabral Foundation and an arbitrator of Arbitration Chamber of B3 Market. He participated, as a member of Board of Directors and Advisory Boards of several companies in Brazil and abroad, among them [B]3, Metal Leve, Maraú, Livrarias Siciliano, CPFL, Inpar, Klicknet and Sadia. Mr. Faldini is co-founder of IBCG - Brazilian Institute for Corporate Governance in 1995, and nowadays he remains active in many of its committees. He is an associated member of IBEF - Brazilian Institute for Financial Executives, and FBN - Family Business Network. For more than 20 years he was CEO, shareholder and member of the Board of Director of Metal Leve S.A., and he held the position of CVM President in 1992. He was the coordinator in the State of São Paulo, of the Family Business Core - PDA, of Dom Cabral Foundation, for 5 years (from 2002 to 2007). The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in administrative proceedings of the CVM; and (c) any adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Director declares he is not a politically exposed person, pursuant to CVM Normative Ruling No. 301/99.

JOSÉ MARCELO LIMA PONTES – 016.121.743-53

Mr. José Marcelo Pontes is appointed for the position of alternate member of the Company’s Board of Directors as a nominee of Odebrecht. Mr. José Marcelo Pontes is a professional journalist, with 34 years of experience, acting in some of the main media outlets of the country, and 21 years of experience in corporate communication, six of which at Odebrecht. The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in administrative proceedings of the CVM; and (c) any adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Director declares he is not a politically exposed person, under CVM Normative Ruling No. 301/99, and does not hold a position in a third-sector organization.

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12.7 / 12.8 – Composition of the statutory committees and the audit, financial and compensation committees

As set forth in article 26, item VI, of the Company’s Bylaws, the Board of Directors may, among other activities, create specialized committees to support its resolution processes, as well as to approve any possible internal regulations of such committees. In that sense, the data related to the current composition of the Company’s Committees are below, it being appropriate to emphasize that the curriculum vitae of the members of the Committees listed below are in item 12.5 above, regarding the qualification of those recommended to be part of the Board of Directors of the Company.

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of participation in the meetings
Individual Taxpayer’s Register (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of Consecutive Terms of Office
Other positions/duties exercised at the issuer
ANDRÉ AMARO DA SILVEIRA	Other Committees		Civil Engineer	6/8/2016	2 YEARS	100%
520.609.346-72	PERSONNEL AND ORGANIZATION COMMITTEE	Member of the Committee (Effective)	7/18/1963	6/8/2016	1
Member of the Company’s Board of Directors
PEDRO OLIVA MARCILIO DE SOUSA	Other Committees		Attorney	4/30/2018	2 YEARS	100%
726.224.745-04	STRATEGY & COMMUNICATION COMMITTEE	Member of the Committee (Effective)	3/1/1973	4/30/2018	3
Member of the Company’s Board of Directors
JOÃO CARLOS TRIGO DE LOUREIRO	Other Committees		Economist	4/30/2018	2 YEARS	100%
245.706.997-15	STRATEGY & COMMUNICATION COMMITTEE	Member of the Committee (Effective)	10/27/1952	4/30/2018	3
Member of the Company’s Board of Directors
MARCELO MOSES DE OLIVEIRA LYRIO	Other Committees		Economist	4/30/2018	2 YEARS	100%
746.597.157-87	FINANCE AND INVESTMENT COMMITTEE	Member of the Committee (Effective)	4/25/1963	4/30/2018	3
Member of the Company’s Board of Directors
JOÃO COX NETO	Other Committees		Economist	4/30/2018	2 YEARS	100%
239.577.781-15	COMPLIANCE COMMITTEE	Member of the Committee (Effective)	5/2/1963	4/30/2018	3
Member of the Company’s Board of Directors
GESNER JOSÉ DE OLIVEIRA FILHO	Other Committees		Economist	4/30/2018	2 YEARS	100%
013.784.028-47	COMPLIANCE COMMITTEE	Member of the Committee (Effective)	5/17/1956	4/30/2018	3
Member of the Company’s Board of Directors
LARRY CARRIS CARDOSO	Other Committees		Economist	10/16/2018	2 YEARS	0%
003.129.007-83	FINANCE AND INVESTMENT COMMITTEE	Member of the Committee (Effective)	7/7/1975	12/6/2018	1
Member of the Company’s Board of Directors
FABIO VENTURELLI	Other Committees		Production Engineer	10/16/2018	2 YEARS	0%
114.256.038-40	STRATEGY & COMMUNICATION COMMITTEE	Member of the Committee (Effective)	10/25/1965	12/6/2018	1
Member of the Company’s Board of Directors
MARCELO ROSSINI DE OLIVEIRA	Other Committees		Economist	12/6/2018	2 YEARS	-
786.634.075-72	FINANCE AND INVESTMENT COMMITTEE	Member of the Committee (Effective)	8/21/1978	4/16/2019	0
Member of the Company’s Board of Director, as alternate.
ERNANI FILGUEIRAS DE CARVALHO	Other Committees		Engineer	4/30/2018	2 YEARS	100%
352.749.567-34	PERSONNEL AND ORGANIZATION COMMITTEE	Member of the Committee (Effective)	11/12/1948	4/30/2018	3
Member of the Company’s Board of Directors

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12.9 - Existence of spousal relation, stable union or next-of-kin status up to the 2nd degree between:

There are no marital relationships, of stable union or kinship to be disclosed.

(a) Company managers.

There is no family relationship to be disclosed.

(b) (i) Company’s administrators; and (ii) administrators of directly or indirectly controlled companies of the Company.

There is no family relationship to be disclosed.

(c) (i) Company managers or managers of its directly or indirectly controlled companies; and (ii) direct or indirect controlling shareholders of the Company.

There is no family relationship to be disclosed.

(d) (i) Company managers and (ii) managers of direct or indirect controlling companies of the Company.

There is no family relationship to be disclosed.

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12.10 – Relationships of subordination, provision of services or control between managers and controlled companies, controlling companies and others

2018

Identification	CPF/CNPJ	Type of relationship between the Manager and the related person	Type of related person
MAURO MOTTA FIGUEIRA Effective Member of the Board of Directors Related Person ODEBRECHT S.A. Mr. Mauro Motta Figueira is Investment Officer of Odebrecht S.A.	115.134.858-90 05.144.757/0001-72	Subordination	Indirect Controller
ROBERTO FALDINI Effective Member of the Board of Directors Related Person ODEBRECHT S.A. Mr. Roberto Faldini is Member of the Board of Directors of Odebrecht S.A.	070.206.438-68 05.144.757/0001-72	Provision of Services	Indirect Controller
JOSÉ MARCELO LIMA PONTES Alternate Member of the Board of Directors Related Person ODEBRECHT S.A. Mr. José Marcelo Pontes is corporate communicator of Odebrecht S.A.	016.121.743-53 05.144.757/0001-72	Subordination	Indirect Controller

2017

Identification	CPF/CNPJ	Type of relationship between the Manager and the related person	Type of related person
MAURO MOTTA FIGUEIRA Effective Member of the Board of Directors Related Person ODEBRECHT S.A. Mr. Mauro Motta Figueira is Investment Officer of Odebrecht S.A.	115.134.858-90 05.144.757/0001-72	Subordination	Indirect Controller
JOSÉ MARCELO LIMA PONTES Alternate Member of the Board of Directors Related Person ODEBRECHT S.A. Mr. José Marcelo Pontes is corporate communicator of Odebrecht S.A.	016.121.743-53 05.144.757/0001-72	Subordination	Indirect Controller

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2016

Identification	CPF/CNPJ	Type of relationship between the Manager and the related person	Type of related person
MAURO MOTTA FIGUEIRA Effective Member of the Board of Directors Related Person ODEBRECHT S.A. Mr. Mauro Motta Figueira is Investment Officer of Odebrecht S.A.	115.134.858-90 05.144.757/0001-72	Subordination	Indirect Controller
JOSÉ MARCELO LIMA PONTES Alternate Member of the Board of Directors Related Person ODEBRECHT S.A. Mr. José Marcelo Pontes is corporate communicator of Odebrecht S.A.	016.121.743-53 05.144.757/0001-72	Subordination	Indirect Controller

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.